Exhibit 21.1

SUBSIDIARIES

Country or Region	Official Name
Australia	Turnstone Australia Pty. Ltd.
Brazil	Turnstone do Brasil Ltda.
Cayman Islands	Turnstone Systems International Ltd.
Delaware	Turnstone Holdings LLC
France	Turnstone Systems SARL
Germany	Turnstone Systems GmbH
Hong Kong	Turnstone Hong Kong Ltd.
Singapore	Turnstone Singapore Ltd.
United Kingdom	Turnstone International (UK) Limited